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EXHIBIT 99.1

                        ADDITION OF AN AFFILIATED COMPANY


1.   Company to be affiliated of

-    Company Name: SNNC Co., Ltd.
-    Total Asset (KRW): 3,000,000,000
-    Total Equity (KRW): 3,000,000,000
-    Total Liabilities (KRW): -
-    Paid-in Capital (KRW): 3,000,000,000
-    Major Business: Trading business, ferronickel and other related products

2.   Name of Company Group: POSCO

3. Reason for Addition: The Korean Fair Trade Commission adds SNNC Co., Ltd. to POSCO Company Group

4.   Total number of affiliated companies after additional affiliation: 57

5. Date of Addition: July 3, 2006

6.   Others

- '5. Date of Addition' is the date of receipt of official document from the Korean Fair Trade Commission regarding addition to the Company Group.

-    POSCO owns 49% of SNNC Co., Ltd.. (SMSP owns 51% of SNNC Co., Ltd.)